                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -------------

                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D
                       Under the Securities Act of 1934

                                 -------------

                        PEERLESS INDUSTRIAL GROUP, INC.
                           (Name of Subject Company)

                          R-B ACQUISITION CORPORATION
                            R-B CAPITAL CORPORATION
                           RIDGE CAPITAL CORPORATION
                 WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
                          PANDORA CAPITAL CORPORATION
                              HARRINGTON BISCHOF
                               J. BRADLEY DAVIS
                                   (Bidders)

        Common Stock, no par value per share and Class B Common Stock, no par value per share
                        (Title of Class of Securities)


                                  254680-10-1
                     (CUSIP Number of Class of Securities)


                              HARRINGTON BISCHOF
                          R-B ACQUISITION CORPORATION
                             257 East Main Street
                          Barrington, Illinois 60010
                                (847) 381-2510

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                 -------------

                                   Copy to:

                           RICHARD S. MILLARD, ESQ.
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                           Chicago, Illinois  60603
                                (312) 782-0600

ITEM 10.  ADDITIONAL INFORMATION

          (a) The introductory paragraph on the second page of the Amendment No. 1 to the Schedule 14D-1 is amended in its entirety to read as follows:

               This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, as amended to date (the "Schedule 14D-1"), relating to a tender offer by R-B Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of R-B Capital corporation, a Delaware corporation, to purchase all the outstanding shares of Common Stock, no par value per share, and the Class B Common stock, no par value, of Peerless Industrial Group, Inc., a Minnesota corporation, is hereby being filed to add Harrington Bischof and J. Bradley Davis as signatories to the Schedule 14D-1. Inclusion of Ridge Capital Corporation ("Ridge"), William Blair Mezzanine Capital Fund II, L.P. ("Blair Mezzanine Fund"), Pandora Capital Corporation ("Pandora"), Harrington Bischof and J. Bradley Davis as signatories hereto is not an admission by such parties that they are "bidders" for purposes of the Offer. Ridge, Blair Mezzanine Fund, Pandora Capital Corporation, Harrington Bischof and J. Bradley Davis are not parties to the Merger Agreement or the Offer to Purchase.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 14, 1997


                       R-B ACQUISITION CORPORATION

                       /s/ Harrington Bischof
                       --------------------------------------------------
                       Name: Harrington Bischof
                       Title: President

                       R-B CAPITAL CORPORATION

                       /s/ Harrington Bischof
                       --------------------------------------------------
                       Name: Harrington Bischof
                       Title: President

                       RIDGE CAPITAL CORPORATION

                       /s/ J. Bradley Davis
                       --------------------------------------------------
                       Name: J. Bradley Davis
                       Title: President

                       PANDORA CAPITAL CORPORATION

                       /s/ Harrington Bischof
                       --------------------------------------------------
                       Name: Harrington Bischof
                       Title: President

                       WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.

                       By: William Blair Mezzanine Capital Partners II, L.L.C.,
                           its general partner

                           By: /s/ Terrance M. Shipp
                               ----------------------------------------------
                           Name: Terrance M. Shipp
                           Title: Managing Director

                                           HARRINGTON  BISCHOF


                                           By: /s/ Harrington Bischof
                                               ----------------------



                                           J. BRADLEY  DAVIS


                                           By: /s/ J. Bradley Davis
                                               ----------------------

                                 EXHIBIT INDEX


Exhibit No.           Description
                      -----------

*(a)(1)   Offer to Purchase, dated April 17, 1997.

*   (2)   Letter of Transmittal.

*   (3)   Letter, dated April 17, 1997, from the Information Agent to brokers, dealers, commercial banks, trust companies and nominees.

*   (4)   Letter, dated April 17, 1997, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.

*   (5)   Notice of Guaranteed Delivery.

*   (6)   IRS Guidelines to Substitute Form W-9.

*   (7)   Press Release, dated April 14, 1997.

*   (8)   Summary newspaper advertisement, dated April 17, 1997.

*(b) Form of Senior Subordinated Loan Agreement between the Parent and William Blair Mezzanine Capital Fund II, L.P.

*(c)(1) Confidentiality and Non Disclosure Agreement, dated October 30, 1996, between Pandora Capital Corporation and the Company.

*(c)(2) Agreement and Plan of Merger, dated as of April 11, 1997, among the Parent, the Purchaser and the Company.

*(c)(3) Tender and Stock Option Agreement, dated as of April 11, 1997, among the Parent, the Purchaser and various shareholders of the Company.

*(c)(4) Form of Consulting Agreement among The Company, Peerless Chain Company and William Spell.

 (d)      Not applicable.

 (e)      Not applicable.

 (f)      Not applicable.



          * Previously filed.

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